UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40368

SAI.TECH Global Corporation

(Exact name of registrant as specified in its charter)

#01-05 Pearl’s Hill Terrace, Singapore, 168976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Press Release

On August 11, 2023, SAI.TECH Global Corporation issued a press release announcing the successful conclusion of its “2nd Bit Heat Day” event held on August 9, 2023 at its U.S. R&D Center SAI NODE Marietta in Ohio.

A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description
99.1	Press Release Dated August 11, 2023 - SAI.TECH Announces the successful conclusion of its “2nd Bit Heat Day” Event on August 9th at its U.S. R&D Center SAI NODE Marietta in Ohio

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2023	SAI.TECH GLOBAL CORPORATION

	By:	/s/ Risheng Li
	Name:	Risheng Li
	Title:	Chief Executive Officer

3